Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Belden Retirement Saving Plan, Tripwire Inc. 401(K) Plan, PPC 401(K) Plan, Prosoft Technology, Inc. 401(K) Profit Sharing Plan And Trust of our report dated February 11, 2020, except for the retrospective adjustments disclosed in Notes 1, 3, 6, and 12, as to which the date is June 12, 2020, with respect to the consolidated financial statements and schedule of Belden Inc., included in its Current Report on Form 8-K dated June 12, 2020, and our report dated February 11, 2020 with respect to the effectiveness of internal control over financial reporting of Belden Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2019, both filed with the Securities and Exchange Commission.

               /s/ Ernst & Young LLP

St. Louis, Missouri
June 12, 2020